February 13, 2012

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

RE:     Herman Miller, Inc.
Form 10-K for the Year ended May 28, 2011
Filed July 26, 2011
Form 10-Q for the Period ended December 3, 2011
Filed January 11, 2012
File No. 1-15141

Dear Mr. Decker:

            This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 30, 2012 with respect to the above referenced filings. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-Q for the Period ended December 3, 2011

Management's Discussion and Analysis

Reportable Operating Segments, page 20

1.
Your current segment discussion appears to only discuss the three months ended December 3, 2011 compared to the three months ended November 27, 2010. There does not appear to be a segment discussion for the six months ended December 3, 2011 compared to the six months ended November 27, 2010. In future filings, please also provide a segment discussion for the cumulative year-to-date period compared to the prior year corresponding period. Please show us in your supplemental response what the revisions will look like.

Response:
Management agrees to provide further segment discussion for the cumulative year to date period compared to the prior year corresponding period. The example disclosure below relates only to the North American Furniture Solutions reportable segment, however, the company will provide similar discussion for all reportable segments in future filings. Future filings will include disclosures substantially in accordance with the following:

Example Disclosure:
Year-to-date net sales within the North American Furniture Solutions (North America) reportable segment increased $58.7 million to $652.2 million. The impact of foreign currency changes was to increase year-to-date fiscal 2012 net sales for North America by approximately $1.9 million. The deconsolidation of the three dealers sold during fiscal 2012 lead to approximately a $17 million decrease in both net sales and orders during the first six months within this segment. The remainder of the increase was driven by increased unit volumes. Year-to-date operating earnings within North American were up $2.9 million to $56.8 million. The impact of foreign currency changes increased year-to-date fiscal 2012 operating earnings for North America by approximately $1.6 million. The remaining increase in operating earnings as a percent of net sales is primarily driven by the ability to spread fixed manufacturing, sales and other costs over increased unit volumes.

Acknowledgment

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
SEC staff comments or changes to disclosure in response to Staff comments in the company's filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the company's filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing sufficiently responds to your comment. If you have additional questions or comments, please feel free to contact me at 616-654-7578.

Very truly yours,

/s/ Gregory J. Bylsma

Gregory J. Bylsma
Chief Financial Officer